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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D
                                 (RULE 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           (AMENDMENT NO. ___________)


                             DOT HILL SYSTEMS CORP.
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                              (NAME OF THE ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                  25848T-10-9
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                                 (CUSIP NUMBER)


                                JAMES L. LAMBERT
                           c/o DOT HILL SYSTEMS CORP.
                               6305 EL CAMINO REAL
                               CARLSBAD, CA 92009
                                 (760) 931-5500
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 AUGUST 2, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 6 pages)
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                         (Continued on following pages)


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CUSIP No.  25848T-10-9                 13D                  PAGE 2 OF 6 PAGES
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   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      JAMES L. LAMBERT
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS
      N/A
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.
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                      7   SOLE VOTING POWER
                              5,332(1)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY              1,398,404
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                5,332(1)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                              1,398,404
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,403,910
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.9%(1)(2)
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  14  TYPE OF REPORTING PERSON     IN
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(1) Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of
    1934, as amended.

(2) Percent based upon the estimated number of outstanding shares of the Issuer's Common Stock, as reported in the Issuer's Registration Statement on Form S-4, as amended (Registration No. 333-80395) (the "Registration Statement").


                              (Page 2 of 6 pages)
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ITEM 1. SECURITY AND ISSUER

        (a)     TITLE OF SECURITY:

                Common Stock, $.01 par value per share (the "Common Stock").

        (b)     NAME OF THE ISSUER:

                Dot Hill Systems Corp., a New York corporation.

        (c)     THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                6305 El Camino Real
                Carlsbad, CA  92009

ITEM 2. IDENTITY AND BACKGROUND

                        (a)     James L. Lambert

                        (b) The business address of the reporting person is Dot Hill Systems Corp., 6305 El Camino Real, Carlsbad, CA 92009.

                        (c) The reporting person is the Co-Chief Executive Officer, President and Chief Operating Officer of Dot Hill Systems Corp., the principal business address of which is 6305 El Camino Real, Carlsbad, CA 92009. Dot Hill Systems Corp. is principally in the business of designing, manufacturing, marketing and supporting data storage products.

                        (d) During the last five years, there have been no criminal proceedings against the reporting person.

                        (e) During the last five years, the reporting person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                        (f) The reporting person is a citizen of the United States.


                              (Page 3 of 6 pages)
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                        On August 2, 1999, Artecon, Inc., a Delaware corporation
                ("Artecon"), consummated a merger with BH Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Merger Sub"), pursuant to which Merger Sub ceased to exist and Artecon became a wholly-owned subsidiary of the Issuer (the "Merger"). As a result of the Merger, each share of common stock of Artecon was converted into 0.40 of a share of Common Stock. The reporting person, who immediately prior to the Merger beneficially owned 3,509,777 shares of Artecon common stock, received in exchange for such shares 1,403,910 shares of Common Stock.

ITEM 4. PURPOSE OF THE TRANSACTION

                        As noted above, the reporting person acquired Common
                Stock of the Issuer and its beneficial ownership of such shares of Common Stock in connection with the Merger. The reporting person currently holds such shares of Common Stock for investment purposes. The reporting person does not currently have any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4, except that the reporting person may exercise options to purchase Common Stock currently held by him.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                        (a)-(b) As of August 2, 1999, the reporting person had
                beneficial ownership of 1,403,910 shares of Common Stock, including 1,440 shares of Common Stock held by Pamela Lambert, the spouse of the reporting person, 66 shares of Common Stock held by the reporting person's daughter, and options to purchase 4,000 shares of Common Stock exercisable at or within 60 days of August 2, 1999. The reporting person has sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him, except that the reporting person does not have the right to vote or dispose of the shares held by his spouse and daughter. Based upon the number of shares of Common Stock outstanding, as reported in the Registration Statement, 1,403,910 shares constitute approximately 5.9% of the outstanding shares of Common Stock.

                        (c) The reporting person has not effected any transaction in the Common Stock during the past 60 days, other than the Merger.

                        (d)     Not applicable.

                        (e)     Not applicable.


                              (Page 4 of 6 pages)
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

                        In connection with the Merger, the reporting person
                entered into an affiliate agreement with the Issuer pursuant to which the reporting person agreed (i) that he would not sell, transfer or otherwise dispose of any shares of Common Stock between the date 30 days prior to the closing of the Merger and the date of publication of financial results that include at least 30 days of post-Merger combined operations of Artecon and the Issuer and (ii) that he would not sell, transfer or otherwise dispose of Common Stock in violation of the Securities Act of 1933, as amended, including, without limitation, Rule 145 promulgated thereunder.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                Not applicable.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          August 10, 1999
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                                          (Date)

                                          JAMES L. LAMBERT


                                          /s/ JAMES L. LAMBERT
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                              (Page 6 of 6 pages)